Exhibit 99.(d)(7)

American United Life Insurance Company®

[One American Square

Indianapolis, IN  46206]

(Hereafter, referred to as “AUL”, “Company” or “We”)

AVIATION EXCLUSION RIDER

To inquire or to obtain information about coverage or for assistance in resolving complaints, You may contact the Company at:  [800-437-4692] or at [www.oneamerica.com].

This Rider is attached to and made a part of Your policy. This Rider is effective as of its Policy Date.  The Policy Date of this Rider is the same as the Policy Date of the policy to which it is attached unless otherwise stated on the Rider Data Page. This Rider will not change, waive, or extend any part of the policy, other than as stated herein. This Rider’s provisions shall control when there is a conflict between this Rider and the policy.

This Rider limits the Death Benefit Proceeds of Your policy due to aviation activities.

Insured.  For the purpose of this Rider, the Insured is the same as the Insured under the policy.

Risk Not Assumed. Death of the Insured as a result of travel in or descent from an aircraft, except as a passenger without any duties in connection with such travel or descent, is a risk not assumed by the Company under this policy.

Amount Payable.  In the event of death as a result of travel in or descent from an aircraft, except as a passenger without any duties in connection with such travel or descent, We will pay the Cash Surrender Value of the policy.

Changed Policy.   This Rider will be included in any new policy upon exercise of an option contained in the policy.

Nonforfeiture Values.  This Rider does not have any Cash Value or loan value.

Signed for American United Life Insurance Company® by,